Pricing Sheet No. U696 (BAH 1523)
To the Underlying Supplement dated March 23, 2012,
Product Supplement No. U-I dated March 23, 2012,
Prospectus Supplement dated March 23, 2012 and
Prospectus dated March 23, 2012

Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 August 16, 2012
Financial Products
$1,000,000 Absolute Return Barrier Securities due February 23, 2015 Linked to the Performance of the S&P 500® Index

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:	The Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level and Knock-In Level:
Underlying	Ticker	Initial Level	Knock-In Level
S&P 500® Index	SPX	1415.51	990.857
Trade Date:	August 16, 2012
Issue Date:	Expected to be August 21, 2012
Redemption Amount:	At maturity, you will be entitled to receive a Redemption Amount that will depend on the performance of the Underlying and whether a Knock-In Event has occurred, determined as follows:
•
If the Final Level is greater than or equal to the Initial Level, you will be entitled to receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the product of:
(Upside Participation Rate × Underlying Return); subject to the Maximum Upside Return

•	If the Final Level is less than the Initial Level and:
•
if a Knock-In Event has not occurred, you will be entitled to receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the absolute value of the Underlying Return.

•
if a Knock-In Event has occurred, you will be entitled to receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return. In this case, the Redemption Amount will be less than the principal amount of your securities, and may be zero. You could lose your entire investment.

The maximum Redemption Amount if the Final Level is greater than the Initial Level is $1,262.50 for every $1,000 principal amount of the securities. If the Final Level is less than the Initial Level but a Knock-In Event has not occurred, the maximum Redemption Amount is $1,299.99 for every $1,000 principal amount of the securities.
The securities do not pay interest.
Any payment on the securities is subject to our ability to pay our obligations as they become due.

Underlying Return:	The Underlying Return will be calculated as follows:
Final Level — Initial Level Initial Level
Maximum Upside Return:	26.25%
Upside Participation Rate:	150%
Knock-In Event:	A Knock-In Event will occur if on any trading day during the Observation Period, the closing level of the Underlying is equal to or less than the Knock- In Level.
Knock-In Level:	As set forth in the table above.
Initial Level:	As set forth in the table above.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date:†	February 18, 2015
Maturity Date:†	February 23, 2015
Calculation Agent:	Credit Suisse International
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546TXB2
Offering Price:	$1,000 per security (100%).
Underwriting Discounts and Commissions:	$30.00 per $1,000 principal amount of securities.
Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

† The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event and the Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, in each case as described in the accompanying product supplement under “Description of the Securities — Market disruption events.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing sheet or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated March 23, 2012, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.

Credit Suisse